UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: DEALINGS IN SECURITIES BY THE COMPANY SECRETARY OF SASOL AND A DIRECTOR OF MAJOR SUBSIDIARIES OF SASOL






SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: 27 March 2018				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary




Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

DEALINGS IN SECURITIES BY THE COMPANY SECRETARY OF SASOL AND A DIRECTOR OF MAJOR SUBSIDIARIES OF SASOL

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements, Sasol hereby announces the following transaction in securities of Sasol by its Company Secretary and director of its major subsidiaries:

Name				V D Kahla

Company Secretary		Sasol

Director			Sasol South Africa Limited
				Sasol (USA) Corporation

Date transaction effected	26 March 2018

Number of securities		5 014

Class of securities		Sasol ordinary shares

Nature of transaction		Sale of shares on-market

Volume weighted average price
per share			R385.99

Lowest price per share		R384.67

Highest price per share		R386.50

Total value of transaction	R1 935 364.64

Nature and extent of
director's interest		Direct beneficial

Clearance obtained		Yes



27 March 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited